Exhibit 21

EX-21 Subsidiaries of the registrant Nicholas Financial, Inc.

Subsidiary	State or Province of Incorporation or Organization	Subsidiary Ownership Percentage
Nicholas Financial, Inc.	Florida	100%
Nicholas Data Services, Inc.	Florida	100%
NF Funding I, LLC	Delaware	100%